For immediate release

Westaim announces 2004 second quarter results

CALGARY, ALBERTA – August 9, 2004 – The Westaim Corporation announced today that for the second quarter ended June 30, 2004, it recorded a net loss of $13.1 million or 17 cents per share compared to a net loss of $8.3 million, or 11 cents per share in the same quarter last year. The Company reported revenues of $4.9 million in the second quarter of 2004 compared to $2.7 million in the same period last year reflecting continued success in the wound care division of NUCRYST Pharmaceuticals.

For the six months ended June 30, 2004, the company posted revenues of $15.5 million and a net loss of $12.1 million, or 15 cents per share. For the same period last year, Westaim had revenues of $10.3 million and a net loss of $9.5 million, or 12 cents per share.

In the first six months of 2004, results included income from discontinued operations of $3.8 million compared to income from discontinued operations of $3.3 million in the same period of 2003. The net income from discontinued operations in the first quarter of 2004 included a $5.4 million gain on the sale of the Company’s Ambeon operating division. Ambeon was sold on January 29, 2004 for net proceeds of $33.4 million.

At June 30, 2004, Westaim had $83.3 million in cash and short-term investments, and no debt.

“Both iFire Technology and NUCRYST Pharmaceuticals continued to make excellent progress in the second quarter of 2004,” said Barry M. Heck, President and CEO of Westaim. “iFire demonstrated a high-definition 34-inch prototype flat panel television to industry peers at the annual Society for Information Display conference and is currently preparing for 34-inch display pilot production. NUCRYST continued to see strong revenue growth from its SILCRYST™ division and is anticipating results from its first Phase II human clinical efficacy trials of a new dermatology cream with its proprietary Rx nanocrystals for the treatment of atopic dermatitis before the end of the year.”

On August 4, 2004, Westaim announced it had closed a $50-million equity financing. The proceeds from the offering will be used to upgrade iFire’s facility from research and development to pilot production. iFire anticipates that the pilot facility will be operational in mid-2005. As the financing closed in the third quarter, proceeds from the offering are not included in the second quarter financial statements.

The Westaim Corporation’s technology investments include: NUCRYST Pharmaceuticals, which researches, develops and commercializes wound care and pharmaceutical products based on its nanocrystalline silver technology; and iFire Technology, which has developed a revolutionary low-cost flat panel display. Westaim’s common shares are listed on NASDAQ under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
Statement of Operations	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Revenue	$4,923	$2,683	$15,498	$10,321
Loss from continuing operations	(12,667)	(9,140)	(15,845)	(12,788)
Net loss	(13,071)	(8,280)	(12,063)	(9,491)
Loss per common share — basic & diluted
Continuing operations	(0.16)	(0.12)	(0.20)	(0.16)
Net loss	(0.17)	(0.11)	(0.15)	(0.12)
Weighted average number of outstanding common shares (thousands)	78,102	78,033	78,098	78,033

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Revenue
Nucryst Pharmaceuticals	$4,799	$2,683	$15,218	$9,756
iFire Technology	—	—	—	565
Other	124	—	280	—

Continuing operations	$4,923	$2,683	$15,498	$10,321

Divisional Income (Loss)
Nucryst Pharmaceuticals	$(3,359)	$(1,635)	$965	$1,687
iFire Technology	(7,154)	(4,825)	(13,637)	(8,785)
Other	(240)	(232)	(438)	(460)

Continuing operations	$(10,753)	$(6,692)	$(13,110)	$(7,558)

Balance Sheet	June 30, 2004	December 31, 2003
Cash and short-term investments	$83,323	$68,137
Current assets	92,268	107,767
Other assets	37,851	37,139
Current liabilities	11,372	13,524
Shareholders’ equity	112,161	123,818